Exhibit 99.1

1 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. Li Auto Inc. 理想汽車 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) (Stock Code: 2015) DISCLOSEABLE TRANSACTIONS IN RELATION TO THE SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS The Board announces that, between December 20, 2021 and August 12, 2022, the Company and Beijing CHJ had subscribed for certain wealth management products offered by UBS and ICBC, respectively, the key terms of which are set out below. 1. UBS Subscription Subscriber The Company Subscription Date December 20, 2021 Product Name Structured Note UBS HK – Extendible Money Market Certificate Principal Amount Subscribed US$499,999,824 (equivalent to approximately RMB3,197 million) Maturity Date Between May 13, 2022 and September 16, 2022 Type of Product Principal guaranteed with floating return Right of early redemption The subscriber may redeem the subscription at any time during the investment term upon giving written notice to UBS five days in advance. As at the date of the UBS Subscription, the following wealth management products subscribed with UBS were outstanding (the “UBS Outstanding Subscriptions”) and the aggregate outstanding principal amount of the UBS Outstanding Subscriptions was US$300,000,000 (equivalent to approximately RMB1,918 million). Details of the UBS Outstanding Subscriptions are set out below.

No.	Subscriber	Subscription Date	Product Name	Principal Amount Subscribed	Annualized Rate of Return	Maturity Date	Type of Product	Outstanding principal amount as of December 20, 2021
1.	The Company	December 10, 2021	BOCI 1-Month US$ Fixed Rate Note	US$150,000,000	0.37%	January 18, 2022	Principal-guaranteed with fixed rate return	US$150,000,000
2.	The Company	December 10, 2021	BOCI 1-Month US$ Fixed Rate Note	US$150,000,000	0.37%	January 18, 2022	Principal-guaranteed with fixed rate return	US$150,000,000
Total								US$300,000,000

As at the date of this announcement, the UBS Subscription and the UBS Outstanding Subscriptions have been fully redeemed. The annualized rates of return of the UBS Subscription are between 0.6% and 4%.

2. ICBC Subscriptions

No.	Subscriber	Subscription Date	Product Name	Principal Amount Subscribed	Expected Annualized Rate of Return	Maturity Date	Type of Product	Right of early redemption
1.	Beijing CHJ	August 12, 2022	ICBC Wealth Management Hengxin Fixed Income Closed-End Net Worth Private Equity Wealth Management Product (工銀理財•恆鑫固定收益類封閉式淨值型法人私募理財產品)	RMB50,000,000	4.05%	August 12, 2024	Non-principal-guaranteed with floating return	None

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No.	Subscriber	Subscription Date	Product Name	Principal Amount Subscribed	Expected Annualized Rate of Return	Maturity Date	Type of Product	Right of early redemption
2.	Beijing CHJ	August 12, 2022	ICBC Ruyi Life Suixin E Special Account Customized RMB Wealth Management Product (中國工商銀行如意人生隨心E專戶定制型人民幣理財產品)	RMB200,000,000	This product has been fully redeemed.	November 8, 2022	Non-principal-guaranteed with floating return	In the event ICBC amends the terms of the subscription, the investors may choose to redeem the product within two working days without incurring additional fees.

As at the date of the ICBC Subscriptions, the following wealth management products subscribed with ICBC were outstanding (the "**ICBC Outstanding Subscriptions**") and the aggregate outstanding principal amount of the ICBC Outstanding Subscriptions was RMB2,900,000,000. Details of the ICBC Outstanding Subscriptions are set out below:

No.	Subscriber	Subscription Date	Product Name	Principal Amount Subscribed	Expected Annualized Rate of Return	Maturity Date	Type of Product	Outstanding Principal Amount as of August 12, 2022
1.	Beijing CHJ	August 9, 2022	ICBC Ruyi Life Suixin E Special Account Customized RMB Wealth Management Product (中國工商銀行如意人生隨心E專戶定制型人民幣理財產品)	RMB200,000,000	This product has been fully redeemed.	November 8, 2022	Non-principal-guaranteed with floating return	RMB200,000,000
2.	Beijing CHJ	June 30, 2022	ICBC "ICBC Tongli" series of Xpress E RMB Wealth Management Product (中國工商銀行「工銀同利」系列隨心所欲E人民幣理財產品)	RMB400,000,000	This product has been fully redeemed.	September 28, 2022	Non-principal-guaranteed with floating return	RMB400,000,000

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No.	Subscriber	Subscription Date	Product Name	Principal Amount Subscribed	Expected Annualized Rate of Return	Maturity Date	Type of Product	Outstanding Principal Amount as of August 12, 2022
3.	Beijing CHJ	May 20, 2022	ICBC Wealth Management – Ruyi Life Core Selection 90-day Profit Fixed Income Open Corporate Wealth Management Product (工銀理財•如意人生核心優選 90 天持盈固定收益類開放式法人理財產品)	RMB500,000,000	This product has been fully redeemed.	October 13, 2023	Non-principal-guaranteed with floating return	RMB500,000,000
4.	Beijing CHJ	May 20, 2022	ICBC Wealth Management – Ruyi Life 1-Month Multi-asset Rotating Fixed Income Wealth Management Product (工銀理財•如意人生多資產輪動固定收益類 1 個月定開理財產品)	RMB500,000,000	2.99%	No fixed term	Non-principal-guaranteed with floating return	RMB500,000,000
5.	Beijing CHJ	May 11, 2022	ICBC Wealth Management Core Selection 14-day Fixed Income Open Net Value Wealth Management Product (工銀理財核心優選 14 天持盈固定收益類開放淨值型法人理財產品)	RMB500,000,000	This product has been fully redeemed.	October 28, 2022	Non-principal-guaranteed with floating return	RMB500,000,000

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5 No. Subscriber Subscription Date Product Name Principal Amount Subscribed Expected Annualized Rate of Return Maturity Date Type of Product Outstanding Principal Amount as of August 12, 2022 6. Beijing CHJ May 11, 2022 ICBC Wealth Management – Ruyi Life Core Selection 30-day Profit Fixed Income Open Corporate Wealth Management Product (工銀 理財•如意人生 核心優選 30 天 持盈固定收益類 開放式法人理財 產品) RMB800,000,000 This product has been fully redeemed. October 13, 2023 Non-principal-guaranteed with floating return RMB800,000,000 Total RMB2,900,000,000 The annualized rates of return of the ICBC Subscriptions and the ICBC Outstanding Subscriptions which have been fully redeemed as at the date of this announcement are between 2% and 4%. The Company used its internal resources for each of the Subscriptions. BASIS OF DETERMINATION OF CONSIDERATION The Board confirmed that the considerations of each of the Subscriptions were determined on the basis of commercial terms negotiated at arm’s length between the Company and each of UBS and ICBC, respectively, having considered (i) the then available surplus cash of the Company for treasury management purpose; (ii) the expected investment return and terms of each of the Subscriptions; and (iii) the prevailing market interest rates and practices.

6 REASONS FOR AND BENEFITS OF THE SUBSCRIPTIONS The Subscriptions were carried out by the Company for treasury management purposes in order to maximize the utilization of its surplus cash received from its business operations, with a view to achieving balanced yields whilst maintaining high liquidity and a low level of risks. Taking into account, among others, the low level of risks and the expected rates of return of the wealth management products, the Company considers that the Subscriptions would provide the Group with better returns than the returns on deposits generally offered by commercial banks and increase the Company’s overall earnings in the long run. The Company has monitored and managed the subscriptions closely and effectively and will continue to do so. Having considered that each of the Subscriptions had been classified as relatively low risk after assessment, and with reference to similar products in the market and their general rates of return, the Board was of the view that the terms of each of the Subscriptions are fair and reasonable and in the best interests of the Company and its Shareholders as a whole. The Group has implemented adequate and appropriate internal control procedures to ensure the Subscriptions would not affect the working capital or the operations of the Group, and that such investments would be conducted on the principle of protecting the interests of the Company and its Shareholders as a whole. GENERAL INFORMATION OF THE PARTIES The Company and Beijing CHJ The Company is a holding company incorporated under the laws of the Cayman Islands and is, through its consolidated subsidiaries and consolidated variable interest entities and their subsidiaries, principally engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services in the People’s Republic of China. Beijing CHJ is a limited liability company established under the laws of the PRC on April 10, 2015 and a consolidated affiliated entity of the Company. It is principally engaged in technology development in the PRC. ICBC ICBC is a licensed bank in the PRC principally engaged in the provision of banking and related financial services, which is listed on the Stock Exchange (stock code: 01398) and the Shanghai Stock Exchange (stock code: 601398). UBS UBS is a licensed bank incorporated and domiciled in Switzerland and engages in a full range of financial services activities as a bank. UBS is part of UBS Group AG which is a global financial services provider incorporated in Switzerland. UBS Group AG, a company listed on both the SIX Swiss Exchange (SWX: UBS) and the New York Stock Exchange (NYSE: UBS). To the best knowledge, information and belief of the Directors having made all reasonable enquiries, each of ICBC and UBS, and their respective ultimate beneficial owner(s), are third parties independent of the Company and its connected persons.

7 LISTING RULES IMPLICATIONS As all the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of each of the Subscriptions were below 5%, none of the Subscriptions constituted a discloseable transaction of the Company on a standalone basis. Given that the UBS Subscription and the UBS Outstanding Subscriptions were subscribed with UBS and the UBS Outstanding Subscriptions remained outstanding as of the date of the UBS Subscription, pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under the UBS Subscription shall be aggregated with the UBS Outstanding Subscriptions. Given that the ICBC Subscriptions and the ICBC Outstanding Subscriptions were subscribed with ICBC and relevant ICBC Outstanding Subscriptions remained outstanding as of the dates each of the ICBC Subscriptions, pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under the each of the ICBC Subscriptions shall be aggregated with the relevant ICBC Outstanding Subscriptions. Pursuant to the Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) of the aggregated transaction amounts of each of the UBS Subscription and the UBS Outstanding Subscriptions, and each of the ICBC Subscriptions and the relevant ICBC Outstanding Subscriptions, respectively, exceeded 5% but all of the ratios were below 25%, such transactions constituted discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Listing Rules. The Company should have made an announcement in respect of the each of the Subscriptions as and when such obligations arose. However, as (i) the Company was only listed on the Stock Exchange since August 2021 and is still in the process of familiarizing itself with the requirements under the Listing Rules; and (ii) it is in the Group’s normal course of business operations to utilize its surplus cash reserves to enhance the funds utilization efficiency and bring extra returns, the Company did not realize that the subscriptions of the wealth management products would have implications under Chapter 14 of the Listing Rules and inadvertently overlooked such obligation. The Company would like to emphasize that it has no intention to withhold any information from disclosure to the public as required under the Listing Rules and has always, and will continue to, put great emphasis on the importance of Listing Rules compliance and the risk assessment of its subscriptions for wealth management products. As soon as the Company became aware of its obligation to make an announcement pursuant to Chapter 14 of the Listing Rules, the Company sought relevant professional advice, conducted a comprehensive review of the Group’s subscriptions for wealth management products and published this announcement as soon as practicable. The Company shall continue to enhance its internal control management and strictly control the supervision regarding compliance and risk control matters of its business operations to avoid the re-occurrence of similar incidents. In particular, the Company will (i) strengthen the coordination and reporting arrangements for notifiable transactions within the Group, (ii) designate specific employees to monitor the transaction amounts of any transaction subject to Chapter 14 of the Listing Rules, (iii) enhance the measures within the Group to regularly review and check the size test calculations of transactions, and (iv) continue to work closely with its legal adviser and compliance adviser to ensure compliance with the Listing Rules.

8 DEFINITIONS In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings: “Beijing CHJ” Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息 技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a consolidated affiliated entity of the Company “Board” the board of Directors “Company” Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017 “connected person(s)” has the meaning ascribed to it under the Listing Rules “Director(s)” the director(s) of the Company “ICBC” Industrial and Commercial Bank of China Limited, a licensed bank incorporated under the laws of the PRC, whose shares are listed on the Stock Exchange (stock code: 01398) and the Shanghai Stock Exchange (stock code: 601398) “ICBC Subscriptions” the subscriptions by Beijing CHJ of the wealth management products issued by ICBC on August 12, 2022, details of which are set out in this announcement “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “Shareholder(s)” the shareholders of the Company “Stock Exchange” The Stock Exchange of Hong Kong Limited “Subscriptions” the UBS Subscription and the ICBC Subscriptions “UBS” UBS AG, a multinational investment bank and financial services company founded in Switzerland. The investment account of the Company in UBS is opened through its local branch in Hong Kong. The Hong Kong branch of UBS is authorized and regulated by the Hong Kong Monetary Authority

9 “UBS Subscription” the subscription by the Company of the wealth management product issued by UBS on December 20, 2021, details of which are set out in this announcement “US$” U.S. dollars, the lawful currency of the United States of America By order of the Board Li Auto Inc. Xiang Li Chairman Hong Kong, October 27, 2023 As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors. * For identification purposes only.